OPERATING AGREEMENT OF

F/V SAN GIOVANNI LLC

A California Limited Liability Company

This Operating Agreement (this "Agreement") is entered into this 13 day of March, 2017 by ELIZABETH PENNISI-NOZICKA and JIRI NOZICKA ("Member" or "Members," as the case may be)

RECITALS

The Members have formed F/V San Giovanni LLC, a limited liability company (the "Company") under the California Revised Uniform Limited Liability Company Act. The Articles of Organization of the Company filed with the California Secretary of State on January 23, 2017, are hereby adopted and approved by the Members.

The Members enter into this Agreement to provide for the governance of the Company and the conduct of its business, and to specify their relative rights and obligations.

Now therefore, the Members agree as follows:

ARTICLE I: DEFINITIONS

Capitalized terms used in this Agreement have the meanings specified in this Article or elsewhere in this Agreement and when not so defined shall have the meanings set forth in Corporations Code §17701.02.

1.1. "Act" means the California Revised Uniform Limited Liability Company Act (Corporations Code §§17701.01–17713.13), including amendments from time to time.

1.2. "Adjusted Capital Contribution" is defined in Article IV, Section 4.6(a).

1.3. "Adjusted Capital Account Deficit" is defined in Article IV, Section 4.3(a).

1.4. "Affiliate" of a Member or Manager means any Person directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with the Member or Manager. The term "control" (including the terms "controlled by" and "under

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common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through membership, ownership of voting securities, by contract, or otherwise.

1.5. "Agreement" means this operating agreement, as originally executed and as amended from time to time.

1.6. "Articles of Organization" is defined in Corporations Code §17701.02(b) as applied to this Company.

1.7. "Available Cash" means all net revenues from the Company's operations, including net proceeds from all sales, refinancings, and other dispositions of Company property that the Manager, in the Manager's sole discretion, deems in excess of the amount reasonably necessary for the operating requirements of the Company, including debt reduction and Reserves.

1.8. "Book Adjustments" means, for any item of Company property for a given fiscal year, adjustments with respect to Book Value for depreciation, cost recovery, or other amortization deduction or gain or loss computed in accordance with Treasury Regulation §1.704–1(b)(2)(iv)(g), including Book Depreciation.

1.9. "Book Depreciation" means, for any item of Company property for a given fiscal year, a percentage of depreciation or other cost recovery deduction allowable for federal income tax purposes for that item during that fiscal year equal to the result (expressed as a percentage) obtained by dividing (1) the Gross Asset Value of that item at the beginning of the fiscal year (or the acquisition date during the fiscal year) by (2) the federal adjusted tax basis of the item at the beginning of the fiscal year (or the acquisition date during the fiscal year). If the adjusted tax basis of an item is zero, the Manager may determine Book Depreciation, provided that he or she does so in a reasonable and consistent manner.

1.10. "Capital Account" means, with respect to any Member, the account reflecting the capital interest of the Member in the Company, consisting of the Member's initial Capital Contribution maintained and adjusted in accordance with Article III, Section 3.5.

1.11. "Capital Contribution" means, with respect to any Member, the amount of money or services rendered or to be rendered, and the fair market value of any property contributed to the Company (net of liabilities secured by the contributed property that the Company is considered to assume or take "subject to" under Internal Revenue Code §752) in consideration of a Percentage Interest held by that Member. A Capital Contribution shall not be deemed a loan.

1.12. "Capital Event" means a sale or disposition of any of the Company's capital assets, the receipt of insurance and other proceeds on account of an involuntary conversion of Company property, the receipt of proceeds from a refinancing of Company property, or a similar event with respect to Company property or assets.

1.13. "Company Minimum Gain" is defined in Article IV, Section 4.3(b).

1.14. "Confidential Information" is defined in Article X, Section 10.2.

1.15. "Corporations Code" means the California Corporations Code.

1.16. "Electronic transmission by the Company" and "electronic transmission to the Company" have the meanings set forth in Corporations Code §17701.02(i)(1)–(2).

1.17. "Encumber" means the act of creating or purporting to create an Encumbrance, whether or not perfected under applicable law.

1.19. "Encumbrance" means, with respect to any Membership Interest, or any part of it, a mortgage, pledge, security interest, lien, proxy coupled with an interest (other than as contemplated in this Agreement), option, or preferential right to purchase.

1.19. "Gross Asset Value" means, for any item of property of the Company, the item's adjusted basis for federal income tax purposes, except that:

(a) The initial Gross Asset Value of any item of property contributed by a Member to the Company shall be the fair market value of that property, as mutually agreed by the contributing Member and the Company;

(b) The Gross Asset Value of any item of Company property shall be adjusted as of the following times: (1) the acquisition of an interest or additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution; (2) the distribution of money or other property (other than a de minimis amount) by the Company to a Member as consideration for a Transferable Interest in the Company; and (3) the liquidation of the Company within the meaning of Treasury Regulation §1.704–1(b)(2)(ii)(g); provided, however, that adjustments under clauses (1) and (2) above shall be made only if the Members have determined that the Company must revalue its assets in accordance with Treasury Regulation §1.704–1(b)(2)(iv)(f);

(c) The Gross Asset Value of any Company asset distributed to any Member shall be the book value of that asset on the date of distribution; and

(d) The Gross Asset Value of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted tax basis of those assets under Internal Revenue Code

§734(b) or §743(b), subject to the limitations imposed by Internal Revenue Code §755 and only to the extent that those adjustments are taken into account in determining Capital Accounts under Treasury Regulation §1.704–1(b)(2)(iv)(m), and if the Gross Asset Value of an asset has been determined or adjusted under paragraph (a), (b), or (d) of this Section 1.20, that Gross Asset Value shall thereafter be adjusted by the Book Adjustments, if any, taken into account for the asset for purposes of computing Profits and Losses.

1.21. "Initial Members" means those Persons whose names are set forth in the preamble to this Agreement.

1.21. "Involuntary Transfer" means, with respect to any Membership Interest, or any part of it, any Transfer or Encumbrance, whether by operation of law, under court order, foreclosure of a security interest, execution of a judgment or other legal process, or otherwise, including a purported transfer to or from a trustee in bankruptcy, receiver, or assignee for the benefit of creditors.

1.22. "IRC" means the Internal Revenue Code of 1986, as amended, and any successor provision.

1.23. "Losses." See Article IV, Section 4.2.

1.24. "Majority of Members" means a Member or Members whose Percentage Interests represent more than 50 percent of the Percentage Interests of all the Members.

1.25. "Manager" means the Person named in Article II, Section 2.9, or the Person who from time to time succeeds any Person as a Manager and who, in either case, is serving at the relevant time as a Manager.

1.26. "Member" means an Initial Member or a Person who otherwise acquires a Membership Interest, as permitted under this Agreement, and who has not ceased to be a Member under Article VIII or for any other reason.

1.27. "Member Nonrecourse Debt" is defined in Article IV, Section 4.3(c).

1.28. "Member Nonrecourse Debt Minimum Gain" is defined in Article IV, Section 4.3(d).

1.29. "Member Nonrecourse Deductions" is defined in Article IV, Section 4.3(e).

1.30. "Membership Interest" means a Member's entire interest and rights in the Company, collectively, including the Member's Transferable Interest, any right to Vote or participate in management, and any right to information concerning the business and affairs of the Company.

1.31. "Nonrecourse Deductions" is defined in Article IV, Section 4.3(f).

1.32. "Nonrecourse Liability" is defined in Article IV, Section 4.3(g).

1.33. "Notice" means a Written notice required or permitted under this Agreement. A notice shall be deemed given or sent when deposited, as certified mail or for overnight delivery, postage and fees prepaid, in the United States mails; when delivered to Federal Express, or other overnight carrier, for overnight delivery, charges prepaid or charged to the sender's account; when personally delivered to the recipient; when transmitted by electronic transmission by or to the Company (see §1.17); or when delivered to the home or office of a recipient in the care of a person whom the deliverer has reason to believe shall promptly communicate the notice to the recipient.

Addresses for the purpose of giving notice are as follows:

Elizabeth Pennisi-Nozicka, 698 Prescott Avenue, Monterey, CA 93940

Any correctly addressed notice that is refused, unclaimed, or undeliverable because of an act or omission of the party to be notified shall be deemed effective as of the first date that the notice was refused, unclaimed, or deemed undeliverable by the postal authorities, messenger, or overnight delivery service.

Any party may change its address, electronic mail address, or fax number by giving the Manager Notice of the change.

1.34. "Percentage Interest" means a fraction, expressed as a percentage, the numerator of which is the total of a Member's Capital Account and the denominator of which is the total of all Capital Accounts of all Members.

1.35. "Person" means an individual, partnership, limited partnership, trust, estate, association, corporation, limited liability company, or other entity, whether domestic or foreign.

1.36. "Profits" and "Losses" are defined in Article IV, Section 4.2.

1.37. "Proxy" means a written authorization signed or an electronic transmission authorized by a Member or the Member's attorney-in-fact giving another Person the power to exercise the voting rights of that Member. A Proxy may not be transmitted orally.

1.38. "Regulations," "Reg," or "Treasury Reg" means the income tax regulations promulgated by the United States Department of the Treasury and published in the Federal Register for the purpose of interpreting and applying the provisions of the Code, as those Regulations may be amended from time to time, including corresponding provisions of applicable successor regulations.

1.39. "Reserves" means the aggregate of reserve accounts that the Manager, in the Manager's sole discretion, deems reasonably necessary to meet accrued or contingent liabilities of the Company, reasonably anticipated operating expenses, and working capital requirements.

1.40. "Tax Item" means each item of income, gain, loss, deduction, or credit of the Company.

1.41. "Tax Matters Partner" means the Person designated as under Article VI, Section 6.6.

1.42. "Transfer" means any sale, assignment, gift, Involuntary Transfer, Encumbrance, or other disposition of a Membership Interest or any part of a Membership Interest, directly or indirectly, other than an Encumbrance that is expressly permitted under this Agreement.

1.43. "Transferable Interest" means the right, as originally associated with a Person's capacity as a Member, to receive distributions from the Company in accordance with the terms of this Agreement, whether or not the Person remains a Member or continues to own any part of the right.

1.44. "Transferee" means a Person who has acquired a Member's Transferable Interest in the Company, by way of a Transfer in accordance with the terms of this Agreement, but who has not become a Member.

1.45. "Transferring Member" means a Member who by means of a Transfer has transferred a Transferable Interest in the Company to a Transferee.

1.46. "Triggering Event" is defined in Article VIII, Section 8.4.

1.47. "Vote" means a written consent or approval or a ballot cast or voice vote at a meeting.

1.48. "Voting Interest" means, with respect to a Member, the right to Vote or participate in management and any right to information concerning the business and affairs of the Company provided under the Act, except as limited by the provisions of this Agreement. A Member's Voting Interest shall be directly proportional to that Member's Percentage Interest.

1.49. "Writing," whether capitalized or not, includes any form of recorded message capable of comprehension by ordinary visual means, and when used to describe communications between the Company and its Members, "writing" shall include electronic transmissions by and to the Company as defined in Corporations Code §17701.02(i).

1.50. "Written" or "in writing," whether capitalized or not, includes facsimile and other electronic communication authorized by the Corporations Code.

ARTICLE II: ARTICLES OF ORGANIZATION

2.1. The Articles of Organization were filed with the California Secretary of State on January 23, 2017, File Number 2017103310536, a copy of the Articles of Organization as filed is attached to this Agreement as Exhibit "B".

2.2. The name of the Company is F/V San Giovanni LLC. The business of the Company may be conducted under that name, or, in compliance with applicable laws, any other name that the Manager deems appropriate.

2.3. The principal executive office of the Company shall be at 698 Prescott Avenue, Monterey, California 93940, or any other place or places determined by the Manager from time to time.

2.4. The agent for service of process on the Company shall be Neil J. Ticker, whose street address is 787 Munras Avenue, Moanterey, California 93940. The Manager may from time to time change the Company's agent for service of process. If the agent ceases to act as such for any reason, the Manager shall promptly designate a replacement agent and notify the Secretary of State of the change.

2.5. The Company shall engage in the business of commercial fishing and any other lawful activity.

2.6. The Members intend the Company to be a limited liability company under the Act, classified as a partnership for federal and state income taxes, to the maximum extent possible. The rights and liabilities of the Members and Manager shall be determined under the Act and this Agreement. To the extent that the rights or obligations of any Member or Manager are different because of any provision of this Agreement than those rights and obligations would be in the absence of that provision, this Agreement shall control to the extent permitted by the Act. Neither the Manager nor any Member shall take any action inconsistent with the express intent of the parties to this Agreement.

2.7. The term of existence of the Company shall commence on the date that the Articles of Organization were filed with the California Secretary of State, and shall continue until terminated by the provisions of this Agreement or as provided by law.

2.8. The names and addresses of the Initial Members are as set forth in Exhibit A.

2.9. The Manager of the Company shall be Elizabeth Pennisi-Nozicka , whose address is 698 Prescott Avenue, Monterey, California 93940, and who may act on behalf of the Company.

ARTICLE III: CAPITAL AND CAPITAL CONTRIBUTIONS

3.1. Each Member shall contribute capital to the Company in the form of money or property, as more particularly specified in Exhibit A, which shall thereafter be deemed the Member's initial Capital Contribution. The initial Fair Market Value of each item of contributed property (net of liabilities secured by that property), which the Company is considered to assume or to take "subject to" under Internal Revenue Code §752, is also set forth in Exhibit A, together with the description and amount of these liabilities. If a Member fails to make the initial Capital Contributions specified in this Section 3.1 within 30 days after the effective date of this Agreement, that Member's entire Membership Interest shall terminate, and that Member shall indemnify and hold the Company and the other Members harmless from any loss, cost, or expense, including reasonable attorney fees caused by the failure to make the initial Capital Contribution.

3.2. No Member shall be required to make any additional Capital Contributions.

3.5. An individual Capital Account for each Member shall be maintained in accordance with the requirements of Treasury Regulation §1.704–1(b)(2)(iv) and adjusted in accordance with the following provisions:

(a) A Member's Capital Account shall be increased by that Member's Capital Contributions, that Member's share of Profits, and any items in the nature of income or gain that are specially allocated to that Member under Article IV.

(b) A Member's Capital Account shall be increased by the amount of any Company liabilities assumed by that Member subject to and in accordance with the provisions of Treasury Regulation §1.704–1(b)(2)(iv)(c).

(c) A Member's Capital Account shall be decreased by (a) the amount of cash distributed to that Member; (b) the Fair Market Value of any property of the Company so distributed, net of liabilities secured by the distributed property that the distributee Member is considered to assume or to be subject to under Internal Revenue Code §752; and (c) the amount of any items in the nature of expenses or losses that are specially allocated to that Member under Article IV.

(d) A Member's Capital Account shall be reduced by the Member's share of any expenditures of the Company described in Internal Revenue Code §705(a)(2)(B) or that are treated as IRC section 705(a)(2)(B) expenditures under Treasury Regulation §1.704–1(b)(2)(iv)(i) (including syndication expenses and losses nondeductible under Internal Revenue Code §267(a)(1) or §707(b)).

(e) If any Transferable Interest (or portion thereof) is Transferred, the transferee of the Transferable Interest or portion shall succeed to the transferor's Capital Account corresponding to the interest or portion.

(f) The principal amount of a promissory note that is not readily traded on an established securities market and that is contributed to the Company by the maker of the note shall not be included in the Capital Account of any Person until the Company makes a taxable disposition of the note or until (and to the extent) principal payments are made on the note, all in accordance with Treasury Regulation §1.704–1(b)(2)(iv)(d)(2).

(g) Each Member's Capital Account shall be increased or decreased as necessary to reflect a revaluation of the Company's property assets in accordance with the requirements of Treasury Regulation §§1.704–1(b)(2)(iv)(f) and 1.704–1(b)(2)(iv)(g), including the special rules under Treasury Regulation §1.701–1(b)(4), as applicable. The provisions of this Agreement respecting the maintenance of Capital Accounts are intended to comply with Treasury Regulation §1.704–1(b) and shall be interpreted and applied in a manner consistent with those Regulations.

3.6. A Member shall not be entitled to a return of any part of the Member's Capital Contribution or to receive any distributions, whether of money or property, from the Company except as provided in this Agreement.

3.7. No interest shall be paid on Capital Contributions or on the balance of a Member's Capital Account.

3.8. A Member shall not be bound by, or be personally liable for, the expenses, liabilities, or obligations of the Company except as otherwise provided in the Act or in this Agreement.

3.9. Except as otherwise expressly provided in this Agreement, No Member shall have priority over any other Member with respect to the return of a Capital Contribution or distributions or allocations of income, gain, losses, deductions, credits, or items thereof.

ARTICLE IV: ALLOCATIONS AND DISTRIBUTIONS

4.1. *Distributions.* All distributions of cash or other property (except upon the Company's dissolution, which shall be governed by the applicable provisions of the Act and Article VII hereof) shall be made to the Members in proportion to their respective Membership Interests. All distributions of cash or property shall be made at such time and in such amounts

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as determined by the Manager. All amounts withheld pursuant to the Code or any provision of state or local tax law with respect to any payment or distribution to the Members from the Company shall be treated as amounts distributed to the relevant Member pursuant to this section.

4.2. *Allocations.* Except as otherwise provided in Section 4.3, all items of income, gain, loss, deduction and credit, whether resulting from the Company's operations or in connection with its dissolution, shall be allocated to the Members for federal, state and local income tax purposes in proportion to their respective Membership Interests.

4.3 *Allocations with Respect to Property.* If, at any time during the Company's existence, any Member contributes to the Company property with an adjusted basis to the contributing Member which is more or less than the agreed fair market value and such property is accepted by the Company at the time of its contribution, the taxable income, gain, loss, deductions and credits with respect to such contributed property for tax purposes only (but not for purposes of calculating the Member's respective Capital Account) shall be shared among the Members so as to take account of the variation between the basis of the property to the Company and its agreed fair market value at the time of contribution, pursuant to Section 704© of the Code.

4.4 *Compliance with Code Section 704(b).* It is the intent of this Article IV to meet the requirements of Code Section 704(b). The Manager is hereby authorized, upon the advice of the Company's tax counsel or accountant, to amend this Article IV to comply with the Code and the Regulations promulgated under Code Section 704(b); provided, however, that no amendment shall materially affect Distributions to a Member without the Member's prior written consent. 4.1. The Profits and Losses of the Company and all items of Company income, gain, loss, deduction, or credit shall be allocated, for Company book purposes and for tax purposes, to each Member in accordance with the Member's Percentage Interest.

4.4. The following definitions shall apply for purposes of this Article IV.

(a) "Adjusted Capital Account Deficit" means, with respect to any Member, the deficit balance, if any, in the Member's Capital Account as of the end of the relevant fiscal year of the Company, after the Member's Capital Account has been adjusted as follows: (1) increased by the amount of the Member's share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain, and (2) decreased by the amount of the items described in Treasury Regulation §1.704–1(b)(2)(ii)(d)(4)–(6).

This definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treasury Regulation §1.704–1(b)(2)(ii)(d) and shall be interpreted consistently with that Regulation.

(b) "Company Minimum Gain" has the meaning set forth in Treasury Regulation §1.704–2(d)(1).

(c) "Member Nonrecourse Debt" is defined in Treasury Regulation §1.704–2(b)(4).

(d) "Member Nonrecourse Debt Minimum Gain" for a fiscal year of the Company means the net increase in Minimum Gain attributable to Member Nonrecourse Debt, determined as set forth in Treasury Regulation §1.704–2(i)(2).

(e) "Member Nonrecourse Deductions" has the meaning set forth in Treasury Regulation §1.704–2(i)(2). For any Company fiscal year, the amount of Member Nonrecourse Deductions with respect to a Member Nonrecourse Debt equals the net increase during that fiscal year in Member Nonrecourse Debt Minimum Gain attributable to that Member Nonrecourse Debt during that fiscal year, reduced (but not below zero) by the amount of any distributions during that year to the Member bearing the economic risk of loss for Member Nonrecourse Debt if the distributions are both from the proceeds of the Member Nonrecourse Debt and are allocable to an increase in Member Nonrecourse Debt Minimum Gain attributable to the Member Nonrecourse Debt, all as determined according to the provisions of Treasury Regulation §1.704–2(i)(2). In determining Member Nonrecourse Deductions, the ordering rules of Treasury Regulation §1.704–2(j) shall be followed.

(f) "Nonrecourse Deductions" has the meaning set forth in Treasury Regulation §1.704–2(c). The amount of Nonrecourse Deductions for a Company fiscal year equals the net increase in the amount of Company Minimum Gain during that fiscal year, reduced (but not below zero) by the aggregate amount of any distributions during that fiscal year of proceeds of a Nonrecourse Liability that are allocable to an increase in Company Minimum Gain.

(g) "Nonrecourse Liability" has the meaning set forth in Treasury Regulation §1.752–1(a)(2).

4.5. The following special allocations shall be made in the following order:

(a) *Company Minimum Gain Chargeback.* If there is a net decrease in Company Minimum Gain during a fiscal year, each Member shall be allocated, before any other allocation under this Section, items of Company income and gain for the fiscal year equal to that Member's share of the net decrease in Company Minimum Gain as determined in accordance with Treasury Regulation §1.704–2(g)(2).

(b) *Member Nonrecourse Debt Minimum Gain Chargeback.* If there is a net decrease in Member Nonrecourse Debt Minimum Gain during a fiscal year (as defined in the Regulations), any Member with a share of the Member Nonrecourse Debt Minimum Gain attributable to that Member's Nonrecourse Debt as of the beginning of the fiscal year should be allocated items of Company income and gain for that year (and, if necessary, subsequent years)

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equal to that Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain. A Member's share of net decrease in Member Nonrecourse Debt Minimum Gain shall be determined under Treasury Regulation §1.704–2(g)(2). A Member shall not be subject to the foregoing chargeback to the extent permitted under Treasury Regulation §1.704–2(i)(4).

(c) *Qualified Income Offset.* If any Member unexpectedly receives an adjustment, allocation, or distribution described in Treasury Regulation §1.704–1(b)(2)(ii)(d)(4), (d)(5), or (d)(6), that Member shall be allocated items of Company income and gain (consisting of a pro rata portion of each item of Company income, including gross income and gain for that fiscal year) in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Adjusted Capital Account Deficit of that Member as quickly as possible; provided that an allocation under this Section 4.4(c) shall be made only if and to the extent that the Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Agreement have been made as if this Section 4.4(c) were not in the Agreement.

(d) *Gross Income Allocation.* In the event any Member has a deficit Capital Account at the end of any Company fiscal year in excess of the sum of:

(1) The amount the Member is obligated to restore under any provision of this Agreement, and

(2) The amount the Member is deemed to be obligated to restore under Treasury Regulation §1.704–2(g)(1), (i)(5), each such Member shall be specially allocated items of Company income in the amount of the excess as quickly as possible; except that an allocation under this Section 4.4(d) shall be made only if and to the extent that the Member would have a deficit Capital Account in excess of that sum after all other allocations provided for in this Article 4 have been made as if Section 4.4© and this Section 4.4(d) were not in the Agreement.

(e) *Member Nonrecourse Deductions.* Any Member Nonrecourse Deductions for any Company fiscal year shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which those Member Nonrecourse Deductions are attributable in accordance with Treasury Regulation §1.704–2(i)(1).

(f) *Nonrecourse Deductions.* Nonrecourse Deductions for any fiscal year shall be specially allocated in proportion to their respective allocations of Profits for that fiscal year.

(g) *Section 754 Adjustments.* To the extent an adjustment to the adjusted tax basis of any Company asset under Internal Revenue Code §734(b) or §743(b) is required under Treasury Regulation §1.704–1(b)(2)(iv)(m)(2) or §1.704–1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of the Member's interest in the Company, the amount of the adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis), and the gain or loss shall be specially allocated to the

Members in accordance with their interests in the Company in the event that Treasury Regulation §1.704–1(b)(2)(iv)(m)(2) applies, or to the Partner to whom the distribution was made in the event that Treasury Regulation §1.704–1(b)(2)(iv)(m)(4) applies.

4.6. Member Nonrecourse Deductions for any fiscal year of the Company shall be allocated to the Members in the same proportion as Profits are allocated under Section 4.1, provided that any Member Nonrecourse Deductions for any fiscal year or other period shall be allocated to the Member who bears (or is deemed to bear) the economic risk of loss with respect to the Member Nonrecourse Debt to which those Member Nonrecourse Deductions are attributable in accordance with Treasury Regulation §1.704–2(i)(2).

4.7. In any fiscal year of the Company, Profits in excess of Losses of the Company resulting from a Capital Event in that fiscal year shall be allocated to the Members in the following order:

(a) To Members whose Adjusted Capital Contributions are in excess of their Capital Accounts, in proportion to those excesses, until all of those excesses have been eliminated. "Adjusted Capital Contributions" means, with respect to each Member, the excess of that Member's contribution to the capital of the Company over all prior distributions to the Member that have resulted from Capital Events.

(b) Among the Members in the proportion that the Capital Contribution of each Member bears to the total Capital Contributions of all Members.

4.8. In any Company fiscal year, Losses in excess of Profits of the Company, resulting from a Capital Event in that fiscal year, shall be allocated to the Members with positive Capital Accounts, in proportion to their positive Capital Account balances, until no Member has a positive Capital Account. For this purpose, Capital Accounts shall be reduced by the adjustments set forth in Treasury Regulation §1.704–1(b)(2)(ii)(d)(4)–(5).

4.9. Any Unrealized Appreciation or Unrealized Depreciation in the values of Company property distributed in kind to all the Members shall be treated in accordance with applicable law.

4.10. Any item of income, gain, loss, or deduction with respect to any property (other than cash) that has been contributed by a Member to the capital of the Company, or that has been revalued under the provisions of Article III, Section 3.5(g), and that is required or permitted to be allocated to the Member for income tax purposes under Internal Revenue Code §704(c) so as to take into account the variation between the tax basis of the property and its Fair Market Value at the time of its contribution, shall be allocated solely for income tax purposes in the manner required or permitted under Internal Revenue Code §704(c) using the "traditional" method described in Treasury Regulation §1.704–3(b), except that any other method allowable under applicable Regulations may be used for any contribution of property with respect to which there

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is agreement among the contributing Member and the Manager (and, if the Manager and the contributing Member are Affiliates, a Majority of Members who are not Affiliates of the Manager).

4.11. In the case of a Transfer of a Transferable Interest during any fiscal year of the Company, the Transferring Member and Transferee shall each be allocated Profits or Losses based on the number of days each of them held the Transferable Interest during that fiscal year. If the Transferring Member and Transferee agree to a different proration and advise the Manager of the agreed proration before the date of the Transfer, Profits or Losses from a Capital Event during that fiscal year shall be allocated to the holder of the Transferable Interest on the day the Capital Event occurred. If a Transferee makes a subsequent Transfer, the Transferee shall be considered a "Transferring Member" with respect to the subsequent Transferee for purposes of these allocations.

4.12. (a) The Gross Asset Value of all Company property shall be adjusted at the following times: (1) on the acquisition of an interest or additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution; (2) on the distribution of money or other property (other than a de minimis amount) by the Company to a Member as consideration for a Transferable Interest in the Company; and (3) on the liquidation of the Company within the meaning of Treasury Regulation §1.704–1(b)(2)(ii)(g), provided, however, that adjustments under clauses (1) and (2) above shall be made only in the event of a revaluation of Company property under Article III, Section 3.5(g) in accordance with Treasury Regulation §1.704–1(b)(2)(iv)(f).

(b) The Gross Asset Value of Company property shall be increased or decreased to reflect adjustments to the adjusted tax basis of the property under Internal Revenue Code §732, §733, or §743, subject to the limitations imposed by Internal Revenue Code §755 and Treasury Regulation §1.704–1(b)(2)(iv)(m).

(c) If the Gross Asset Value of an item of property has been determined or adjusted under Article I, Section 1.24, or subsection (a) or (b) of this Section 4.11, the Gross Asset Value shall be adjusted by the Book Depreciation, if any, taken into account with respect to that property for purposes of computing Profits and Losses.

4.13. It is the intent of the Members that each Member's allocated share of Company Tax Items be determined in accordance with this Agreement to the fullest extent permitted by Internal Revenue Code §704(b)-(c). Notwithstanding anything to the contrary in this Agreement, if the Company is advised that, as a result of the adoption of new or amended regulations under Internal Revenue Code §704(b)-(c), or the issuance of authorized interpretations, the allocations provided in this Agreement are unlikely to be respected for federal income tax purposes, the Manager is granted the power to amend the allocation provisions of this Agreement, on advice of accountants and legal counsel, to the minimum extent necessary for the allocation provisions to be respected for federal income tax purposes.

4.14. All Available Cash, other than revenues or proceeds from a Capital Event or the dissolution of the Company, shall be distributed among the Members in the same manner as Profits. The parties intend that Available Cash shall be distributed as soon as practicable following the Manager's determination that cash is available for distribution. The parties acknowledge that no assurances can be given about when or whether cash shall be available for distributions to the Members.

4.15. All Available Cash resulting from a Capital Event (as distinguished from normal business operations or the dissolution of the Company) shall be distributed to the Members in accordance with their respective Percentage Interests as soon as practicable following the Manager's determination that cash is available for distribution.

4.16. If the proceeds from a sale or other disposition of an item of Company property consist of property other than cash, the value of that property shall be as determined by the Manager. If noncash proceeds are subsequently reduced to cash, that cash shall be taken into account by the Manager in determining Available Cash and the Manager shall determine whether the cash has resulted from operations or from a Capital Event.

4.17. Notwithstanding any other provisions of this Agreement to the contrary, when there is a distribution in connection with a liquidation of the Company, or when any Member's interest is liquidated, all items of income and loss first shall be allocated to the Members' Capital Accounts under this Article IV, and other credits and deductions to the Members' Capital Accounts shall be made before the final distribution is made. The final distribution to the Members shall be made as provided in Article IX, Section 9.2(d) of this Agreement. The provisions of this Section 4.16 and Article IX, Section 9.2(d), shall be construed in accordance with the requirements of Treasury Regulation §1.704–1(b)(2)(ii)(b)(2).

ARTICLE V: MANAGEMENT

5.1. The business of the Company, owning and operating the Fishing Vessel San Giovanni and any other lawful activity for which a limited liability company may be organized under the Act. The Company and its business shall be managed by the Persons named as Manager in Article II, Section 2.9, or any successors, selected as provided in Section 5.3. Except as otherwise provided in this Agreement, all decisions concerning the management of the Company's business shall be made by the Manager.

5.2. The Manager shall serve until the earlier of (1) the Manager's resignation, retirement, death, or disability; (2) the Manager's removal by the Members; and (3) the expiration of the Manager's term as Manager, if a term has been designated by a Majority of

Members. A new Manager shall be appointed by a Majority of Members on the occurrence of any of the foregoing events.

5.3. The Manager shall be appointed by a Majority of Members for (a) a term expiring with the appointment of a successor, or (b) a term expiring at a definite time specified by a Majority of Members in connection with the appointment. A Manager who is not also a Member may be removed with or without cause at any time by action of a Majority of Members. A Manager who is a Member may be removed only on the Vote of all other Members. Any removal of a Manager shall be without prejudice to the rights of the Manager, if any, under an employment contract.

5.4. The Manager shall have the powers and duties described in Section 5.8 of this Agreement and any other powers and duties that may be prescribed in this Agreement or by the Members. Notwithstanding the foregoing, the Manager shall not take any of the following actions on behalf of the Company unless a Majority of Members has consented to the taking of that action.

(a) Any act that would make it impossible to carry on the ordinary business of the Company;

(b) Any confession of a judgment against the Company;

(c) The dissolution of the Company;

(d) The disposition of all or a substantial part of the Company's assets not in the ordinary course of business;

(e) The incurring of any debt not in the ordinary course of business;

(f) A change in the nature of the principal business of the Company;

(g) The filing of a petition in bankruptcy or entering into an arrangement among the Company's creditors; and

(h) The entering into, on behalf of the Company, of any transaction constituting a "reorganization" within the meaning of Corporations Code §17711.01.

5.5. It is acknowledged that the Manager has other business interests to which the Manager devotes part of the Manager's time. The Manager shall devote as much time to the conduct of the business of the Company as the Manager, in the Manager's own good faith and discretion, deems necessary.

5.6. The Manager shall be entitled to compensation for the Manager's services as determined by the Members, and to reimbursement for all expenses reasonably incurred by the Manager in the performance of the Manager's duties.

5.7. The Manager shall cause all assets of the Company, whether real or personal, to be held in the name of the Company.

5.9. All funds of the Company shall be deposited in one or more accounts with one or more recognized financial institutions in the name of the Company, at locations determined by the Manager. Withdrawal from those accounts shall require only the signature of one of the Managers or any other person or persons as the Manager may designate.

ARTICLE VI: ACCOUNTS AND ACCOUNTING

6.1. Complete books of account of the Company's business, in which each Company transaction shall be fully and accurately entered, shall be kept at the Company's principal executive office and at other locations that the Manager shall determine from time to time, and shall be open to inspection and copying on reasonable Notice by any Member or the Member's authorized representatives during normal business hours. The costs of inspection and copying shall be borne by the Member.

6.2. Financial books and records of the Company shall be kept in accordance with the accounting methods followed for federal income tax purposes. The financial statements of the Company shall be appropriate and adequate for the Company's business and for carrying out the provisions of this Agreement. The fiscal year of the Company shall be January 1 through December 31.

6.3. At all times during the term of existence of the Company, and beyond that term if the Manager deems it necessary, the Manager shall keep or cause to be kept the books of account referred to in Section 6.2, together with:

(a) A current list of the full name and last known business or residence address of each Member and Transferee, together with the Capital Contribution and the share in Profits and Losses of each Member and Transferee;

(b) A current list of the full name and business or residence address of each Manager;

(c) A copy of the Articles of Organization, as amended;

(d) Copies of the Company's federal, state, and local income tax or information returns and reports, if any, for the six most recent tax years;

(e) An original executed copy or counterparts of this Agreement, as amended;

(f) Any powers of attorney under which the Articles of Organization or this Agreement or any amendments to the Articles of Organization or this Agreement were executed;

(g) Financial statements of the Company for the six most recent fiscal years; and

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(h) The books and Records of the Company as they relate to the Company's internal affairs for the current and past four fiscal years.

If the Manager deems that any of the foregoing items shall be kept beyond the term of existence of the Company, the repository of those items shall be as designated by the Manager.

6.4. At the end of each fiscal year, the books of the Company shall be closed and examined, statements reflecting the financial condition of the Company and its Profits or Losses shall be prepared, and a report about those matters shall be issued by the Company's certified public accountants. Copies of the financial statements shall be given to all Members. In addition, all Members shall receive, not less frequently than at the end of each calendar quarter, copies of such financial statements regarding the previous calendar quarter as may be prepared in the ordinary course of business by the Manager or accountants selected by the Manager. The Manager shall cause an annual report to be sent to each Member within 120 days after the end of the fiscal year of the Company. The annual report may be sent by electronic transmission by the Company and shall include:

(a) A balance sheet and income statement, and a statement of cash flows of the Company as of the close of the fiscal year; and

(b) A statement showing the Capital Account of each Member as of the close of the fiscal year and the distributions, if any, made to each Member during the fiscal year. Members representing at least 30 percent of the Members, by number, may request interim balance sheets and income statements, and may, at their own discretion and expense, obtain an audit of the Company books by certified public accountants selected by them; provided, however, that not more than one such audit shall be made during any fiscal year of the Company.

6.5. Within 90 days after the end of each taxable year of the Company, the Manager shall send to each of the Members and Transferees all information necessary for the Members and Transferees to complete their federal and state income tax or information returns and a copy of the Company's federal, state, and local income tax or information returns for that year.

6.6. Elizabeth Pennisi-Nozicka shall act as Tax Matters Partner of the Company under Internal Revenue Code §6231(a)(7).

6.7. The Tax Matters Partner is authorized to do the following:

(a) Keep the Members informed of administrative and judicial proceedings for the adjustment of Company items (as defined in Internal Revenue Code §6231(a)(3)) at the Company level, as required under Internal Revenue Code §6223(g) and the implementing Regulations;

(b) Enter into settlement agreements under Internal Revenue Code §6224(c)(3) and applicable Regulations with the Internal Revenue Service or the Secretary of the Treasury

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(the Secretary) with respect to any tax audit or judicial review, in which agreement the Tax Matters Partner may expressly state that the agreement shall bind the other Members, except that the settlement agreement shall not bind any Member who (within the time prescribed under the Code and Regulations) files a statement with the Secretary providing that the Tax Matters Partner shall not have the authority to enter into a settlement agreement on behalf of that Member;

(c) On receipt of a notice of a final Company administrative adjustment, to file a petition for readjustment of the Company items with the Tax Court, the District Court of the United States for the district in which the Company's principal place of business is located, or the United States Court of Federal Claims, all as contemplated under Internal Revenue Code §6226(a) and applicable Regulations;

(d) File requests for administrative adjustment of Company items on Company tax returns under Internal Revenue Code §6227(b) and applicable Regulations; and, to the extent those requests are not allowed in full, file a petition for adjustment with the Tax Court, the District Court of the United States for the district in which the Company's principal place of business is located, or the United States Court of Federal Claims, all as contemplated under Internal Revenue Code §6228(a); and

(e) Take any other action on behalf of the Members or the Company in connection with any administrative or judicial tax proceeding to the extent permitted by law or regulations, including retaining tax advisers (at the expense of the Company) to whom the Tax Matters Partner may delegate such rights and duties as deemed necessary and appropriate.

ARTICLE VII: MEMBERSHIP—

MEETINGS, VOTING, INDEMNITY

7.1. There shall be only one class of membership and no Member shall have any rights or preferences in addition to or different from those possessed by any other Member, except as specifically provided in Article IV. Members shall have the right and power to appoint, remove, and replace Managers and officers of the Company and the right to Vote on all other matters with respect to which this Agreement or the Act requires or permits Member action. Each Member shall Vote in proportion to the Member's Percentage Interest as of the governing record date, determined in accordance with Section 7.2. If a Member has transferred all or part of the Member's Transferable Interest to a person who has not been admitted as a Member, the Transferring Member shall Vote in proportion to the Percentage Interest that the Transferring Member would have had if the transfer had not been made.

Without limiting the foregoing, all of the following acts shall require the unanimous Vote of the Members:

(a) The Transfer of a Membership Interest and the admission of the Transferee as a Member of the Company;

(b) Any amendment of the articles of organization or this Agreement; and

(c) A compromise of the obligation of a Member to make a Capital Contribution under Article III.

7.2. The record date for determining the Members entitled to receive Notice of any meeting, to Vote, to receive any distribution, or to exercise any right in respect of any other lawful action, shall be the date set by the Manager or by a Majority of Members; provided that the record date shall not be more than 60, or less than 10 calendar days before the date of the meeting and not more than 60 calendar days before any other action. In the absence of any action setting a record date, the record date shall be determined in accordance with Corporations Code §17704.07(p).

7.3. Membership Interests shall not be evidenced by certificates.

7.4. Meetings of the Members may be called at any time by the Manager, or by Members representing more than 10 percent of the Percentage Interests of the Members, for the purpose of addressing any matters on which the Members may Vote. If a meeting of the Members is called by the Members, Notice of the call shall be delivered to the Manager. Meetings may be held at the principal executive office of the Company or at any other location designated by the Manager. Following the call of a meeting, the Manager shall give Notice of the meeting not less than 10, nor more than 60, calendar days before the meeting date to all Members entitled to Vote at the meeting. The Notice shall state the place, date, and hour of the meeting, the means of electronic transmission by and to the Company or electronic video communication, if any, and the general nature of business to be transacted. No other business may be transacted at the meeting. A quorum at any meeting of Members shall consist of a Majority of Members, represented in person or by Proxy. The Members present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of a sufficient number of Members to leave less than a quorum, if the action taken, other than adjournment, is approved by the requisite Percentage Interest of Members as specified in this Agreement or the Act.

7.5. A meeting of Members at which a quorum is present may be adjourned to another time or place and any business that might have been transacted at the original meeting may be transacted at the adjourned meeting. If a quorum is not present at an original meeting, that meeting may be adjourned by the Vote of a majority of Voting Interests represented either in person or by Proxy. Notice of the adjourned meeting need not be given to Members entitled to Notice if the time and place of the adjourned meeting are announced at the meeting at which the adjournment is taken, unless (a) the adjournment is for more than 45 days, or (b) after the adjournment, a new record date is fixed for the adjourned meeting. In the situations described in clauses (a) and (b), Notice of the adjourned meeting shall be given to each Member of record entitled to Vote at the adjourned meeting.

7.6. The transactions of any meeting of Members, however called and noticed, and wherever held, shall be as valid as though consummated at a meeting duly held after regular call and notice, if (a) a quorum is present at that meeting, either in person or by Proxy, and (b) either before or after the meeting, each of the persons entitled to Vote, not present in person or by Proxy, signs either a written waiver of notice, a consent to the holding of the meeting, or an approval of the minutes of the meeting. Attendance of a Member at a meeting shall constitute waiver of notice, unless that Member objects, at the beginning of the meeting, to the transaction of any business on the ground that the meeting was not lawfully called or convened. Attendance at a meeting is not a waiver of any right to object to the consideration of matters required to be described in the notice of the meeting and not so included, if the objection is expressly made at the meeting.

7.7. At all meetings of Members, a Member may Vote in person or by Proxy. The Proxy shall be filed with the Manager before or at the time of the meeting, and may be filed by facsimile transmission or electronic transmission to the Manager at the principal executive office of the Company or any other address given by the Manager to the Members for those purposes.

7.8. A meeting of the Members may be conducted, in whole or in part, by electronic transmission by and to the Company or by electronic video communication if (1) the Company implements reasonable measures to provide Members (in person or by Proxy) a reasonable opportunity to participate in the meeting and to vote on matters submitted to the Members, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with those proceedings, and if (2) any Member Votes or takes other action at the meeting by means of electronic transmission to the Company or electronic video communication, a record of that vote or action is maintained by the Company.

7.9. Any action that may be taken at any meeting of the Members may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by Members having not less than the minimum number of Votes that would be necessary to authorize or take that action at a meeting at which all Members entitled to Vote were present and voted. If the Members are requested to consent to a matter without a meeting, each Member shall be given notice of the matter to be voted on in the manner described in Section 7.4. Any action taken without a meeting shall be effective when the required minimum number of Votes have been received. Prompt Notice of the action taken shall be given to all Members who have not consented to the action.

7.10. No Member acting solely in the capacity of a Member is an agent of the Company, nor can any Member acting solely in the capacity of a Member bind the Company or execute any instrument on behalf of the Company. Accordingly, each Member shall indemnify, defend, and hold harmless each other Member and the Company from and against any and all loss, cost, expense, liability, or damage arising from or out of any claim based on any action by the Member in contravention of the first sentence of this Section 7.10.

ARTICLE VIII: TRANSFERS OF MEMBERSHIP INTERESTS

8.1. A Member may dissociate from the Company at any time by giving Notice of dissociation to all the Managers at least 60 calendar days before the effective date of dissociation. Dissociation shall not release a Member from any obligations and liabilities under this Agreement accrued or incurred before the effective date of dissociation. A dissociating Member shall divest the Member's entire Membership Interest before the effective date of dissociation in accordance with and subject to the provisions of this Article VIII.

8.2. Except as expressly provided in this Agreement, a Member shall not Transfer any part of the Member's Membership Interest in the Company, whether now owned or later acquired, unless (a) the other Members unanimously approve the Transferee's admission to the Company as a Member on that Transfer and (b) the Membership Interest to be Transferred, when added to the total of all other Membership Interests Transferred in the preceding 12 months, shall not cause the termination of the Company under the Code. No Member may Encumber or permit or suffer any Encumbrance of all or any part of the Member's Membership Interest in the Company unless the Encumbrance has been approved in writing by the Manager. Approval may be granted or withheld in the Manager's sole discretion. Any Transfer or Encumbrance of a Membership Interest without that approval shall be void. Notwithstanding any other provision of this Agreement to the contrary, a Member who is a natural person may Transfer all or any portion of his or her Membership Interest to any revocable trust created for the benefit of the Member, or any combination between or among the Member, the Member's spouse or domestic partner, and the Member's issue, provided that the Member retains a beneficial interest in the trust and all of the Voting Interest included in the Membership Interest. A Transfer of a Member's beneficial interest in the trust, or failure to retain the Voting Interest, shall be deemed a Transfer of a Membership Interest.

8.3. If a Member wishes to Transfer any or all of the Member's Membership Interest in the Company under a Bona Fide Offer (as defined below), the Member shall give Notice to the Manager and all other Members at least 30 days in advance of the proposed sale or Transfer, indicating the terms of the Bona Fide Offer and the identity of the offeror. The Company and the other Members shall have the option to purchase the Membership Interest proposed to be transferred at the price and on the terms provided in this Agreement. If the price for the Membership Interest is other than cash, the fair value in dollars of the price shall be as established in good faith by the Company. For purposes of this Agreement, "Bona Fide Offer" means an offer in writing setting forth all relevant terms and conditions of purchase from an offeror who is ready, willing, and able to consummate the purchase and who is not an Affiliate of the selling Member. For 30 days after the Notice is given, the Company shall have the right to purchase the Membership Interest offered, on the terms stated in the Notice, for the lesser of (a) the price stated in the Notice (or the price plus the dollar value of noncash consideration, as the case may be) and (b) the price determined under the appraisal procedures set forth in Section 8.8.

If the Company does not exercise the right to purchase all of the Membership Interest, then, with respect to the portion of the Membership Interest that the Company does not elect to purchase, that right shall be given to the other Members for an additional 30-day period, beginning on the day that the Company's right to purchase expires. Each of the other Members shall have the right to purchase, on the same terms, a part of the interest of the offering Member in the proportion that the Member's Percentage Interest bears to the total Percentage Interests of all of the Members who choose to participate in the purchase; provided, however, that the Company and the participating Members may not, in the aggregate, purchase less than the entire interest to be sold by the offering Member.

If the Company and the other Members do not exercise their rights to purchase all of the Membership Interest, the offering Member may, within 90 days from the date the Notice is given and on the terms and conditions stated in the Notice, sell or exchange that Membership Interest to the offeror named in the Notice. Unless the requirements of Section 8.2 are met, the offeror under this Section 8.3 shall become a Transferee.

8.4. On the happening of any of the following events (Triggering Events), the Company and the other Members shall have the option to purchase the Membership Interest of a Member (Selling Member) at the price and on the terms provided in Section 8.8 of this Agreement:

(a) The death, incapacity, bankruptcy, or dissociation of a Member, or the winding up and dissolution of a corporate Member, or the merger or other corporate reorganization of a corporate Member as a result of which the corporate Member does not survive as an entity.

(b) The failure of a Member to make the Member's Capital Contribution under the provisions of Article III of this Agreement.

(c) The occurrence of any other event that is, or that would cause, a Transfer in contravention of this Agreement.

Each Member agrees to promptly give Notice of a Triggering Event to the Managers and all other Members

8.5. Notwithstanding any other provisions of this Agreement:

(a) If, in connection with the divorce or dissolution of the marriage of a Member, any court issues a decree or order that transfers, confirms, or awards a Membership Interest, or any portion of it, to that Member's spouse (an "Award"), then, notwithstanding that the transfer would constitute an unpermitted Transfer under this Agreement, that Member shall have the right to purchase from his or her former spouse the Membership Interest, or portion of it, that was so transferred, and the former spouse shall sell the Membership Interest or portion of it to that Member at the price set forth below in Section 8.8 of this Agreement. If the Member has failed to consummate the purchase within 180 days after the court Award (the Expiration Date), the Company and the other Members shall have the option to purchase from the former spouse the Membership Interest or portion of it under Section 8.6 of this Agreement, provided that the option period shall commence on the later of (1) the day following the Expiration Date, or (2) the date of actual notice of the Award.

(b) If, by reason of the death of a spouse of a Member, any portion of a Membership Interest is transferred to a Transferee other than (1) that Member or (2) a trust created for the benefit of that Member (or for the benefit of that Member and any combination between or among the Member and the Member's issue) in which the Member is the sole Trustee and the Member, as Trustee or individually possesses all of the Voting Interest included in that Membership Interest, then the Member shall have the right to purchase the Membership Interest or portion of it from the estate or other successor of his or her deceased spouse or Transferee of the deceased spouse, and the estate, successor, or Transferee shall sell the Membership Interest or portion of it at the price set forth in Section 8.8 of this Agreement. If the Member has failed to consummate the purchase within 180 days after the date of death (the Expiration Date), the Company and the other Members shall have the option to purchase from the estate or other successor of the deceased spouse the Membership Interest or portion of it under Section 8.6 of this Agreement, provided that the option period shall commence on the later of (1) the day following the Expiration Date, or (2) the date of actual notice of the death.

8.6. On the receipt of Notice by the Manager and the other Members as contemplated by Sections 8.1, 8.3, and 8.5, and on receipt of actual notice of any Triggering Event as determined in good faith by the Manager (the date of the receipt is hereinafter referred to as the "Option Date"), the Manager shall promptly cause a Notice of the occurrence of a Triggering Event to be sent to all Members, and the Company shall have the option, for a period ending 30 calendar

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days following the determination of the purchase price as provided in Section 8.8, to purchase the Membership Interest in the Company to which the option relates, at the price and on the terms set forth in Section 8.8 of this Agreement, and the other Members, pro rata in accordance with their prior Membership Interests in the Company, shall then have the option, for a period of 30 days thereafter, to purchase the Membership Interest in the Company not purchased by the Company, on the same terms and conditions as apply to the Company. If all other Members do not elect to purchase the entire remaining Membership Interest in the Company, then the Members electing to purchase shall have the right, pro rata in accordance with their prior Membership Interests in the Company, to purchase the additional Membership Interest in the Company available for purchase. The Transferee of the Membership Interest in the Company that is not purchased shall hold the Membership Interest in the Company subject to all of the provisions of this Agreement.

8.7. Neither the Member whose interest is subject to purchase under this Article, nor that Member's Affiliate, shall participate in any Vote or discussion of any matter pertaining to the disposition of the Member's Membership Interest in the Company under this Agreement.

8.8. The purchase price of the Membership Interest that is the subject of an option under Section 8.6. shall be the Fair Option Price of the interest as determined under this Section 8.8. The term "Fair Option Price" means the cash price that a willing buyer would pay to a willing seller when neither is acting under compulsion and when both have reasonable knowledge of the relevant facts on the Option Date. Each of the selling and purchasing parties shall use his, her, or its best efforts to mutually agree on the Fair Option Price. If the parties are unable to so agree within 30 days of the Option Date, the selling party shall appoint, within 40 days of the Option Date, one appraiser, and the purchasing party shall appoint within 40 days of the Option Date, one appraiser. The two appraisers shall within a period of 5 additional days, agree on and appoint an additional appraiser. The third appraisers shall, within 60 days after the appointment of the third appraiser, determine the Fair Option Price of the Membership Interest in writing and submit their report to all the parties.

Each purchasing party shall pay for the services of the appraiser selected by it, plus one-half of the fee charged by the third appraiser, and one-half of all other costs relating to the determination of Fair Option Price. The Fair Option Price as so determined shall be payable in cash.

8.9. Except as expressly permitted under Section 8.2, a prospective transferee (other than an existing Member) of a Membership Interest may be admitted as a Member with respect to the Membership Interest (Substituted Member) only (a) on the unanimous Vote of the other Members in favor of the prospective transferee's admission as a Member, and (b) on the prospective transferee's executing a counterpart of this Agreement as a party to it. Any prospective transferee of a Membership Interest shall be deemed a Transferee, and, therefore, the owner of only a Transferable Interest until the prospective transferee has been admitted as a Substituted Member. Except as otherwise permitted in the Act, any such Transferee shall be entitled only to receive allocations and distributions under this Agreement with respect to the Membership Interest and shall have no right to Vote or exercise any rights of a Member until the Transferee has been admitted as a Substituted Member. Until the Transferee becomes a Substituted Member, the Transferring Member shall continue to be a Member and have the power to exercise any rights and powers of a Member under this Agreement, including the right to Vote in proportion to the Percentage Interest that the Transferring Member would have had if the transfer had not been made.

8.10. Any person admitted to the Company as a Substituted Member shall be subject to all the provisions of this Agreement that apply to the Member from whom the Membership Interest was transferred, except that the transferring Member shall not be released from liabilities as a Member solely as a result of the transfer, both with respect to obligations to the Company and to third parties incurred before the transfer.

8.11. The initial sale of Membership Interests in the Company to the Initial Members has not been qualified or registered under the securities laws of any state, including California, or registered under the Securities Act of 1933, in reliance on exemptions from the registration provisions of those laws. Notwithstanding any other provision of this Agreement, Membership Interests may not be Transferred unless registered or qualified under applicable state and federal securities laws unless, in the opinion of legal counsel satisfactory to the Company, qualification or registration is not required. A Member who desires to transfer a Membership Interest shall be responsible for all legal fees incurred in connection with that opinion.

ARTICLE IX: DISSOLUTION AND WINDING UP

9.1. The Company shall be dissolved on the first to occur of the following events:

(a) The written agreement of a Majority of Members to dissolve the Company.

(b) The sale or other disposition of substantially all of the Company's assets.

(c) Entry of a decree of judicial dissolution under Corporations Code §17707.03.

9.2. On the dissolution of the Company, the Company shall engage in no further business other than that necessary to wind up the business and affairs of the Company. The Manager or, if there is no Manager, the Members, shall wind up the affairs of the Company. The Manager or

Members winding up the affairs of the Company shall give Notice of the commencement of winding up by mail to all known creditors and claimants against the Company whose addresses appear in the records of the Company. After paying or adequately providing for the payment of all known debts of the Company including debts owing to Members, the remaining assets of the Company shall be distributed or applied in the following order:

(a) To pay the expenses of liquidation;

(b) To the establishment of reasonable reserves for contingent liabilities or obligations of the Company. On the determination that reserves are no longer necessary, they shall be distributed as provided in this Section 9.2; and

(c) Among the Members with Positive Capital Account Balances as provided in Article IV, Section 4.16.

9.3. Each Member shall look solely to the assets of the Company for the return of the Member's investment, and if Company property remaining after the payment or discharge of the Company's debts and liabilities is insufficient to return the investment of each Member, the Member shall have no recourse against any other Members for indemnification, contribution, or reimbursement, except as specifically provided in this Agreement.

ARTICLE X: INDEMNIFICATION AND ARBITRATION

10.1. The Company shall have the power to indemnify any Person who was or is a party, or who is threatened to be made a party, to any Proceeding by reason of the fact that the Person was or is a Member, Manager, officer, employee, or other agent of the Company, or was or is serving at the request of the Company as a director, officer, employee, or other Agent of another limited liability company, corporation, partnership, joint venture, trust, or other enterprise, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred by that Person in connection with the proceeding, if that Person acted in good faith and in a manner that the Person reasonably believed to be in the best interests of the Company, and, in the case of a criminal proceeding, the Person had no reasonable cause to believe that the Person's conduct was unlawful. The termination of any proceeding by judgment, order, settlement, conviction, or on a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Person did not act in good faith and in a manner that the Person reasonably believed to be in the best interests of the Company, or that the Person had reasonable cause to believe that the Person's conduct was unlawful.

To the extent that an agent of the Company has been successful on the merits in defense of any Proceeding, or in defense of any claim, issue, or matter in any Proceeding, the agent shall be indemnified against expenses actually and reasonably incurred in connection with the Proceeding. In all other cases, indemnification shall be provided by the Company only if authorized in the specific case by a Majority of Members.

"Agent," as used in this Section 10.1, shall include a trustee or other fiduciary of a plan, trust, or other entity or arrangement described in Corporations Code §207(f).

"Proceeding," as used in this Section 10.1, means any threatened, pending, or completed action or proceeding, whether civil, criminal, administrative, or investigative.

Expenses of each Person indemnified under this Agreement actually and reasonably incurred in connection with the defense or settlement of a proceeding may be paid by the Company in advance of the final disposition of the proceeding, as authorized by the Manager who is not seeking indemnification or, if there are none, by a Majority of the Members, on receipt of an undertaking by that Person to repay that amount unless it shall ultimately be determined that the Person is entitled to be indemnified by the Company. "Expenses," as used in this Section 10.1, includes, without limitation, attorney fees and expenses of establishing a right to indemnification, if any, under this Section 10.1.

10.2. Any action to enforce or interpret this Agreement, or to resolve disputes over this Agreement between the Company and a Member, or between or among the Members, shall be settled by arbitration in accordance with the rules of the American Arbitration Association. Arbitration shall be the exclusive dispute resolution process in the state of California, but arbitration shall be a nonexclusive process elsewhere. Any party may commence arbitration by sending a written demand for arbitration to the other parties. The demand shall set forth the nature of the matter to be resolved by arbitration. The Manager shall select the place of arbitration. The substantive law of the state of California shall be applied by the arbitrator to the resolution of the dispute. The parties shall share equally all initial costs of arbitration. The prevailing party shall be entitled to reimbursement of attorney fees, costs, and expenses incurred in connection with the arbitration. All decisions of the arbitrator shall be final, binding, and conclusive on all parties. Judgment may be entered on any such decision in accordance with applicable law in any court having jurisdiction of it. The arbitrator (if permitted under applicable law) or the court may issue a writ of execution to enforce the arbitrator's decision.

ARTICLE XI:

ATTORNEY-IN-FACT AND AGENT

11.1. Each Member, by execution of this Agreement, irrevocably constitutes and appoints each Manager and any of them acting alone as the Member's true and lawful attorney-in-fact and agent, with full power and authority in the Member's name, place, and stead to execute, acknowledge, and deliver, and to file or record in any appropriate public office: (a) any certificate or other instrument that may be necessary, desirable, or appropriate to qualify the Company as a limited liability company or to transact business as one in any jurisdiction in which the Company conducts business; (b) any certificate or amendment to the Company's articles of organization or to any certificate or other instrument that may be necessary, desirable, or appropriate to reflect an amendment approved by the Members in accordance with the provisions of this Agreement; (c) any certificates or instruments that may be necessary, desirable, or appropriate to reflect the dissolution and winding up of the Company; and (d) any certificates necessary to comply with the provisions of this Agreement. This power of attorney shall be deemed to be coupled with an interest and shall survive the Transfer of the Member's Transferable Interest. Notwithstanding the existence of this power of attorney, each Member agrees to join in the execution, acknowledgment, and delivery of the instruments referred to above if requested to do so by a Manager. This power of attorney is a limited power of attorney and does not authorize any Manager to act on behalf of a Member except as described in this Article XI.

ARTICLE XII: AMERICAN FISHERIES ACT REQUIREMENTS.

12.1   Notwithstanding anything else in this Agreement, the Company shall in all ways comply with the applicable requirements of the American Fisheries Act (the "AFA") including as follows:

12.1.1   Each Member whose citizenship is relied on by the Company to meet the requirements of the AFA (the "AFA Members") shall provide evidence of citizenship upon the request of the Manager that is satisfactory to the Manager.

12.1.2   No transfer, assignment, conveyance, sale encumbrance or alienation of all or any part of any Membership Rights or Interest ("Transfer") shall be effective until the Company has determined in its sole discretion that such Transfer will not violate the Citizenship requirements of the AFA. The Company may require the transferor to obtain, at its cost, a letter ruling from the Citizenship Approval Officer of the Maritime Administration acceptable to the Company, confirming that the proposed Transfer will not have any adverse effect upon the documentation or endorsements of any vessel in which the Company has an interest.

12.1.3.   If any transfer of any Membership rights or Interests results in a violation of the AFA, the transferee shall sell, and the AFA Members (who wish to purchase) shall purchase, all of the Membership rights or Interests, as applicable, of the transferee for the Purchase Price as set forth in Section 8.2 hereof, so that the Company is in compliance with the AFA.

12.1.4 The Manager shall at all times remain free of any agreement, contract, influence, or other means whatsoever, with respect to the business and affairs of the Company with any Non-Citizen of the United States. If an entity, the Manager shall meet the Citizenship requirements of the AFA. If an individual, the Manager shall be a United States Citizen."

XIII. GENERAL PROVISIONS

13.1. This Agreement constitutes the whole and entire agreement of the parties with respect to its subject matter. This Agreement replaces and supersedes all prior written and oral agreements by and among the Members and Managers or any of them.

13.2. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Executed counterparts of this agreement may be delivered by facsimile transmission or by delivery of a scanned counterpart in portable document format (PDF) by e-mail, in either case with delivery confirmed. On such confirmed delivery, the signatures in the facsimile or PDF data file shall be deemed to have the same force and effect as if the manually signed counterpart had been delivered to the other party in person.

13.3. This Agreement shall be construed and enforced in accordance with the laws of the State of California and the American Fisheries Act. If any provision of this Agreement is determined by any court of competent jurisdiction or arbitrator to be invalid, illegal, or unenforceable to any extent, that provision shall, if possible, be construed as though more narrowly drawn, if a narrower construction would avoid that invalidity, illegality, or unenforceability or, if that is not possible, the provision shall, to the extent of that invalidity, illegality, or unenforceability, be severed, and the remaining provisions of this Agreement shall remain in effect.

13.4. This Agreement shall be binding on and inure to the benefit of the parties and their heirs, personal representatives, and permitted successors and assigns.

13.5. Whenever used in this Agreement, the singular shall include the plural and the plural shall include the singular, and the neuter gender shall include the male and female as well as a trust, firm, company, or corporation, all as the context and meaning of this Agreement may require.

13.6. The parties to this Agreement shall promptly execute and deliver any and all additional documents, instruments, notices, and other assurances, and shall do any and all other acts and things reasonably necessary in connection with the performance of their respective obligations under this Agreement and to carry out the intent of the parties.

13.7. Except as provided in this Agreement, no provision of this Agreement shall be construed to limit in any manner the Members in the carrying on of their own respective businesses or activities.

13.8. Except as provided in this Agreement, no provision of this Agreement shall be construed to establish a Member as the agent of any other Member.

13.9. Each Member represents and warrants to the other Members that the Member has the capacity and authority to enter into this Agreement.

13.10. The article, section, and subsection titles and headings in this Agreement are inserted as matters of convenience and for ease of reference only and shall be disregarded for all other purposes, including the construction or enforcement of this Agreement or any of its provisions.

13.11. This Agreement may be altered, amended, or repealed only by a Writing signed by all of the Members.

13.12. Time is of the essence for every provision of this Agreement that specifies a time for performance.

13.13. This Agreement is made solely for the benefit of the parties to this Agreement and their respective permitted successors and assigns, and no other person or entity shall have or acquire any right by virtue of this Agreement. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company

13.14 The parties recognize that irreparable injury will result from a breach of any provision of this Agreement and that money damages will be inadequate to remedy the injury fully. Accordingly, in the event of a breach or threatened breach of one or more of the provisions of this Agreement, any party who may be injured (in addition to any other remedies which may be available to that party) shall be entitled to one or more preliminary or permanent orders (I) restraining and enjoining any act that would constitute a breach or (ii) compelling the performance of any obligation that, if not performed, would constitute a breach.

IN WITNESS WHEREOF, the parties have executed or caused to be executed this Agreement on the day and year first above written. The parties hereby acknowledge and consents to the modification of fiduciary duties of the Manager as set forth in this Agreement.

MEMBERS



ELIZABETH PENNISI-NOZICKA



JIRI NOZICKA

MANAGER



ELIZABETH PENNISI-NOZICKA

SCHEDULE A

CAPITAL CONTRIBUTIONS

MEMBER NAME ADDRESS	PERCENTAGE INTEREST	CAPITAL CONTRIBUTION
Elizabeth Pennisi-Nozicka 698 Prescott Avenue Monterey, CA 93940	76%	76% interest of the Assets listed in Exhibit A-1
Jiri Nozicka 698 Prescott Avenue Monterey, CA 93940	24%	24% interest of the Assets listed in Exhibit A-1

EXHIBIT A-1

Fishing Vessel San Giovanni, Federal No. 244706 , Halibut Permit No. BT00010, and any equipment personal property, rents, etc. associated with the vessel.